Meridian Equity Income Fund® is a no load, diversified mutual fund and began operations on January 31, 2005. The primary objective of the fund is to seek long-term growth of capital and income. Meridian Equity Income invests primarily in equities of companies that pay dividends or interest, have the potential for capital appreciation and which the Investment Adviser believes may have the capacity to raise dividends in the future. Richard F. Aster, Jr. has managed the fund since its inception.
Meridian Equity Income Fund featured in Hannah Hsu’s “Dividends Galore” - Louis Rukeyser’s Mutual Funds July 2010
Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Net asset value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. For the most recent performance, please call our shareholder services at 800-446-6662
Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information
© 2000-2010 Meridian Fund, Inc. All rights reserved.

Meridian Growth Fund is a no load, diversified mutual fund and began operations on August 1, 1984. The primary objective of the fund is to seek long-term growth of capital. Meridian Growth invests primarily in growth stocks, including those with small and medium sized market values. Richard F. Aster, Jr. has managed the fund since its inception.
Meridian Growth Fund Ranks In Top Ten U.S. Small Caps, “The Best-Performing Mutual Funds”. - Bloomberg Markets October 2011
Meridian Growth Fund featured in Kiplinger’s Annual Fund Rankings, “And the Winners Are...”. - Kiplinger’s Personal Finance September 2011
Meridian Growth Fund featured in The Kiplinger 25 Update, “A Mid-Cap Manager Looks Abroad For Growth”. - Kiplinger’s Personal Finance August 2011
Meridian Growth Fund featured in The Motley fool’s, “Here’s what Meridian Growth Fund Bought and Sold Last Quarter”. - www.fool.com June 16, 2011
Meridian Growth Fund included in Ben Baden’s, “50 Best Funds for the Everyday Investor”. - money.usnews.com June 1, 2011
Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Net asset value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted.
For the most recent performance, please call our shareholder services at 800-446-6662

Meridian Growth Fund featured in Marla Brill’s, “Mining Mid-Cap Growth”. — Financial Advisor Magazine June, 2011
Meridian Growth Fund mentioned in Tom Sullivan’s, “A Mid-Cap Moment”. - online.barrons.com April, 2011
Meridian Growth Fund featured in Benjamin Shepherd’s, “Resilient in Tragedy”. — LOUIS RUKEYER’S MUTUAL FUNDS April, 2011
Meridian Growth Fund included in Todd Rosenbluth’s TRENDS & IDEAS, “Mid-Cap Funds Offering Growth Potential and Dividend Support”. - MarketScope Advisor March 29, 2011
Meridian Growth Fund featured in “This Kiplinger 25 Fund Continues Its Long, Winning Record”. – Kiplinger.com March 23, 2011
Meridian Growth Fund included in Esther Pak’s “Small- and Mid-Cap Funds With Moats in the Making”. - Morningstar March 10, 2011
Meridian Growth Fund ranks in Top Ten for 3 and 20 years performance for midsize-company funds - Kiplinger’s Mutual Funds 2011 Spring 2011
Morningstar Announces Runner-Up Domestic-Stock Manager of the Year: Richard F. Aster Jr. and William Tao
Meridian Growth Fund’s Richard Aster included in Carolyn Bigda’s “Top Picks From Top Pros” - Money Magazine Investor’s Guide for 2011 January/February

2011
Meridian Growth Fund’s Richard Aster included in Murray Coleman’s “3 Top-Ranked Funds Led By Long-Tenured Managers” – BARRON’S December 2010
Meridian Growth Fund’s Richard Aster and William Tao included in Russel Kinnel’s “Our Five Nominees for Morningstar Domestic-Stock Manager of the Year” - Morningstar December 2010
Meridian Growth Fund featured in Jonah Keri’s “Meridian Favors the Unassailable Edge” - Investor’s Business Daily November 2010
Meridian Growth Fund is the recipient of the Standard & Poor’s Domestic Equity Mid Cap Fund Gold Award for 2010.
Meridian Growth Fund profiled by U.S. News Best Funds
Meridian Growth returns to The Kiplinger 25 “Welcome Back Meridian Growth” by Andrew Tanzer - Kiplinger’s Personal Finance August 2010
Meridian Growth Fund featured in Hannah Hsu’s FUND UPDATE - Louis Rukeyser’s Mutual Funds June 2010
Meridian Growth replaces T. Rowe Price Mid-Cap Growth, which is closing to new investors, “Fund Watch: Farewell to a Kiplinger 25 Fund” - Kiplinger.com May 2010
Meridian Growth Fund included in Money Magazine’s “Money 70: Best Funds Through Thick and Thin” - Money Magazine February 2010

Meridian Growth Fund included in Kiplinger’s Personal Finance “AND THE LEADERS ARE...”, “Meridian Growth shows up on the Small and Midsize Growth Funds winners list over one, ten and twenty years” - Kiplinger’s Personal Finance September 2009
Meridian Growth Fund mentioned in Dow Jones Newswires “Meridian Growth Fund Goes Against The Tide” - Dow Jones Newswires September 2009
Meridian Growth Fund covered in Louis Rukeyser’s Mutual Funds “Prime Meridian” — Louis Rukeyser’s Mutual Funds June 2009
Meridian Growth Fund ranked #6 in SmartMoney Magazine’s “100 Best Time-Tested Funds” — SmartMoney Magazine January 2009
The 2007 Wall Street Transcript interview with Richard Aster
Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information
© 2000-2010 Meridian Fund, Inc. All rights reserved.

Meridian Value Fund is a no-load, diversified mutual fund, and began operations on February 10, 1994. The primary objective of the fund is to seek long-term growth of capital. Meridian Value invests primarily in equities of companies which are, we believe, undervalued in relation to the company’s long-term earning power or asset value, or the stock market in general. This may include companies which have suffered earnings declines but which are, we believe, positioned to resume long-term growth. Investments include equities across all market capitalizations and industry groups. Richard F. Aster, Jr., the fund’s founder, heads up an investment team which includes Jamie England and Jim O’Connor.
Meridian Value Fund ranked #2 in Forbes Magazine’s Mutual Funds ‘09 “The Honor Roll” - Forbes Magazine February 2009
Meridian Value Fund wins Lipper Award for consistent investment performance for the 10 year period ending December 31, 2008.
The 2008 Wall Street Transcript interview with James England
Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Net asset value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted.
For the most recent performance, please call our shareholder services at 800-446-6662
Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information
© 2000-2010 Meridian Fund, Inc. All rights reserved.

MERIDIAN FUND, INC.
MERIDIAN EQUITY INCOME FUND | MERIDIAN GROWTH FUND | MERIDIAN VALUE FUND

Investment Philosophy
Open an Account
Shareholder Services
Privacy Policy
Short Term Trading Policy
Disclosure of Portfolio Holdings
Proxy Voting
Tax Information

Welcome to the Meridian Funds

Meridian Fund, Inc. has been running mutual funds for over twenty years. The Meridian Growth Fund started in 1984, the Meridian Value Fund in 1994, and our newest, the Meridian Equity Income Fund, on January 31, 2005.

We believe our Investment Philosophy is a wise way to invest.

Please take a moment to find out more about our firm and our funds, and why you should consider making Meridian Funds part of your investment portfolio.

Daily Prices

MERDX
MEIFX
MVALX
Sign Up For Email Alerts

In the News

Meridian Growth Fund Ranks In Top Ten U.S. Small Caps, "The Best-Performing Mutual Funds". - *Bloomberg Markets October 2011*

Meridian Growth Fund featured in Kiplinger's Annual Fund Rankings, "And the Winners Are...". - *Kiplinger's Personal Finance September 2011*

Meridian Growth Fund featured in The Kiplinger 25 Update, "A Mid-Cap Manager Looks Abroad For Growth". - *Kiplinger's Personal Finance August 2011*

Meridian Growth Fund featured in The Motley fool's, "Here's what Meridian Growth Fund Bought and Sold Last Quarter". - *www.fool.com June 16, 2011*

Meridian Growth Fund included in Ben Baden's, "50 Best Funds for the Everyday Investor". - *money.usnews.com June 1, 2011*

Meridian Growth Fund featured in Marla Brill's, "Mining Mid-Cap Growth". - *Financial Advisor Magazine June, 2011*

Meridian Growth Fund mentioned in Tom Sullivan's, "A Mid-Cap Moment". - *online.barrons.com April, 2011*

Meridian Growth Fund featured in Benjamin Shepherd's, "Resilient in Tragedy". - *LOUIS RUKEYER'S MUTUAL FUNDS April, 2011*

Meridian Growth Fund included in Todd Rosenbluth's TRENDS & IDEAS, "Mid-Cap Funds Offering Growth Potential and Dividend Support". - *MarketScope Advisor March 29, 2011*

Meridian Growth Fund featured in "This Kiplinger 25 Fund Continues Its Long, Winning Record". - *Kiplinger.com March 23, 2011*

Meridian Growth Fund included in Esther Pak's "Small- and Mid-Cap Funds With Moats in the Making". - *Morningstar March 10, 2011*

Meridian Growth Fund ranks in Top Ten for 3 and 20 years performance for midsize-company funds - Kiplinger's Mutual Funds 2011 *Spring 2011*

Morningstar Announces Runner-Up Domestic-Stock Manager of the Year: Richard F. Aster Jr. and William Tao

Meridian Growth Fund’s Richard Aster included in Carolyn Bigda’s “Top Picks From Top Pros” — Money Magazine Investor’s Guide for 2011 January/February 2011
Meridian Growth Fund’s Richard Aster included in Murray Coleman’s “3 Top-Ranked Funds Led By Long-Tenured Managers” – BARRON’S December 2010
Meridian Growth Fund’s Richard Aster and William Tao included in Russel Kinnel’s “Our Five Nominees for Morningstar Domestic-Stock Manager of the Year” — Morningstar December 2010
Meridian Growth Fund featured in Jonah Keri’s “Meridian Favors the Unassailable Edge” — Investor’s Business Daily November 2010
Meridian Growth Fund is the recipient of the Standard & Poor’s Domestic Equity Mid Cap Fund Gold Award for 2010.
Meridian Growth Fund profiled by U.S. News Best Funds Meridian Growth returns to The Kiplinger 25 “Welcome Back Meridian Growth” by Andrew Tanzer — Kiplinger’s Personal Finance August 2010
Meridian Equity Income Fund featured in Hannah Hsu’s “Dividends Galore” - Louis Rukeyser’s Mutual Funds July 2010
Meridian Growth Fund featured in Hannah Hsu’s FUND UPDATE — Louis Rukeyser’s Mutual Funds June 2010
Meridian Growth replaces T. Rowe Price Mid-Cap Growth, which is closing to new investors, “Fund Watch: Farewell to a Kiplinger 25 Fund” - Kiplinger.com May 2010
Meridian Growth Fund included in Money Magazine’s “Money 70: Best Funds Through Thick and Thin” — Money Magazine February 2010
2009 Income and Capital Gain Distributions Meridian Growth Fund included in Kiplinger’s Personal Finance “AND THE LEADERS ARE...”, “Meridian Growth shows up on the Small and Midsize Growth Funds winners list over one, ten and twenty years” — Kiplinger’s Personal Finance September 2009
Meridian Growth Fund mentioned in Dow Jones Newswires “Meridian Growth Fund Goes Against The Tide” — Dow Jones Newswires September 2009
Meridian Growth Fund covered in Louis Rukeyser’s Mutual Funds “Prime Meridian” -
Louis Rukeyser’s Mutual Funds June 2009
Meridian Value Fund ranked #2 in Forbes Magazine’s Mutual Funds ‘09 “The Honor Roll” — Forbes Magazine February 2009
Meridian Growth Fund ranked #6 in SmartMoney Magazine’s “100 Best Time-Tested Funds” — SmartMoney Magazine January 2009
Meridian Value Fund wins Lipper Award for consistent investment performance for the 10 year period ending December 31, 2008.
The 2008 Wall Street Transcript interview with James England The 2007 Wall Street Transcript interview with Richard Aster
Meridian Growth Fund’s Rick Aster is profiled in Investor Relations Magazine’s “Consistency King” — IR Magazine September 2007
Meridian Growth Fund included in Kiplinger’s Mutual Funds 2007 Magazine’s “15 funds we love” — Kiplinger’s Mutual Funds 2007 Magazine Spring 2007
Meridian Growth Fund included in SmartMoney Magazine’s “The 35 Best Mutual Funds” – SmartMoney Magazine February 2007
Meridian Growth Fund included in Money Magazine’s “Money 70: The best mutual funds you can buy” – Money Magazine January 2007
Meridian Growth Fund included in Consumer Reports List of Top Funds – Consumer Reports January 2007
The 2006 Wall Street Transcript interview with Jamie England Rick Aster added to Guru Hall of Fame list The Wall Street Transcript interview with Richard Aster
Meridian Value Fund included in New ‘superstar portfolio’ strategy – MarketWatch September 11, 2006
Paul Farrell picked the Meridian Value Fund out of 185 MidCap Blend stock funds. The article states that the Meridian Value Fund is tops with a whopping 17.4% average return for the past 10 years.
Meridian Growth and Meridian Value Funds included in Money65 list — Money February 2006
Meridian Growth Fund included in Kiplinger’s TOP 15 Picks — Kiplinger’s Mutual Funds 2006
Meridian Growth Fund included in 2006 USA Today All-Star Mutual Funds — USA Today March 3, 2006
Lipper Ranks Meridian Value Fund Number One (© 2006 REUTERS. Click for Restrictions)
Meridian Value Fund tops list in “SmartMoney Fund Screen/Long-Term Winners”
More Articles Featuring Meridian
Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information
© 2000-2010 Meridian Fund, Inc. All rights reserved.